# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Celularity Inc, CIK 0001752828
CUSIP: 151190204
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 170 PARK AVE, FLORHAM PARK, New Jersey (NJ), 07932
Date of event which requires filing of this statement: 01/24/2025
Amends the filing with accession number 0001140361-21-025617
Filed by CIK 0001872884
Persons authorized to receive notices and communications: c/o Tan Kong Han, Dragasac Ltd., 25th Floor, Wisma Genting, Jalan Sultan Ismail, Kuala Lumpur,, Wilayah Persekutuan, Malaysia (N8), 50250, (603) 2333-6888

## Reporting persons
- Dragasac Ltd (CIK 0001872884): type of reporting person: other (OO); citizenship or place of organization: Isle Of Man (Y8); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,335,630; sole dispositive power 0; shared dispositive power 6,335,630; aggregate amount beneficially owned 6,335,630 (26.8% of the class)
  Comment: Percent of class represented by amount in Row (11) is based on the sum of (i) 22,484,239 Common Shares outstanding as of December 2, 2024, based on information reported in the Issuer's quarterly report on Form 10-Q for the quarterly period ended September 30, 2024, filed with the Commission on December 6, 2024, (ii) 652,981 Common Shares issued to the Reporting Person upon exercise of the Second Amended Dragasac Warrants (as defined herein), and (iii) 535,274 Common Shares issued to the Reporting Person upon exercise of the Amended New Dragasac Warrants (as defined herein).
- Resorts World Inc Pte. Ltd.: type of reporting person: other (OO); citizenship or place of organization: Singapore (U0); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), working capital (WC); sole voting power 0; shared voting power 3,600,000; sole dispositive power 0; shared dispositive power 3,600,000; aggregate amount beneficially owned 3,600,000 (13.2% of the class)
  Comment: 1. Shared voting and dispositive power and the aggregate amount beneficially owned by the Reporting Person includes 3,600,000 Common Shares that the Reporting Person has the right to acquire upon exercise of warrants.
  2. Percent of class represented by amount in Row (11) is based on the sum of (i) 22,484,239 Common Shares outstanding as of December 2, 2024, based on information reported in the Issuer's quarterly report on Form 10-Q for the quarterly period ended September 30, 2024, filed with the Commission on December 6, 2024, (ii) 652,981 Common Shares issued to Dragasac upon exercise of the Second Amended Dragasac Warrants, and (iii) 535,274 Common Shares issued to Dragasac upon exercise of the Amended New Dragasac Warrants, plus (iv) 3,600,000 Common Shares issuable to the Reporting Person upon exercise of warrants, with (iv) having been added to the Common Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.
- Genting Berhad: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Malaysia (N8); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 9,935,630; sole dispositive power 0; shared dispositive power 9,935,630; aggregate amount beneficially owned 9,935,630 (36.4% of the class)
  Comment: 1. Shared voting and dispositive power and the aggregate amount beneficially owned by the Reporting Person includes 3,600,000 Common Shares that RWI has the right to acquire upon exercise of warrants.
  2. Percent of class represented by amount in Row (11) is based on the sum of (i) 22,484,239 Common Shares outstanding as of December 2, 2024, based on information reported in the Issuer's quarterly report on Form 10-Q for the quarterly period ended September 30, 2024, filed with the Commission on December 6, 2024, (ii) 652,981 Common Shares issued to Dragasac upon exercise of the Second Amended Dragasac Warrants, and (iii) 535,274 Common Shares issued to Dragasac upon exercise of the Amended New Dragasac Warrants, plus (iv) 3,600,000 Common Shares issuable to RWI upon exercise of warrants, with (iv) having been added to the Common Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.
- Lim Kok Thay: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Malaysia (N8); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 2,531; shared voting power 9,935,630; sole dispositive power 2,531; shared dispositive power 9,935,630; aggregate amount beneficially owned 9,938,161 (36.4% of the class)
  Comment: 1. Shared voting and dispositive power and the aggregate amount beneficially owned by the Reporting Person includes 3,600,000 Common Shares that RWI has the right to acquire upon exercise of warrants.
  2. Percent of class represented by amount in Row (11) is based on the sum of (i) 22,484,239 Common Shares outstanding as of December 2, 2024, based on information reported in the Issuer's quarterly report on Form 10-Q for the quarterly period ended September 30, 2024, filed with the Commission on December 6, 2024, (ii) 652,981 Common Shares issued to Dragasac upon exercise of the Second Amended Dragasac Warrants, and (iii) 535,274 Common Shares issued to Dragasac upon exercise of the Amended New Dragasac Warrants, plus (iv) 3,600,000 Common Shares issuable to RWI upon exercise of warrants, with (iv) having been added to the Common Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Celularity Inc
Address of issuer's principal executive offices: 170 PARK AVE, FLORHAM PARK, New Jersey (NJ), 07932
Comment: Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, this Amendment No. 5 to the Schedule 13D ("Amendment No. 5") amends certain items of the Schedule 13D filed with the Commission on July 26, 2021 (the "Original Schedule 13D"), as amended and supplemented by Amendment No. 1 filed with the Commission on June 22, 2023, Amendment No. 2 filed with the Commission on January 17, 2024, Amendment No. 3 filed with the Commission on March 15, 2024, and Amendment No. 4 filed with the Commission on December 19, 2024 (collectively, the "Schedule 13D"), relating to the Class A Common Stock, par value $0.0001 per share (the "Common Shares"), of Celularity, Inc. (the "Issuer"). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On January 24, 2025, the Issuer amended and restated the terms of each of the Amended Dragasac Warrants to purchase up to 652,981 Common Shares (as adjusted for the Reverse Stock Split (as defined in Amendment No. 3), such amended and restated warrants being the "Second Amended Dragasac Warrants") and the New Dragasac Warrants to purchase up to 535,274 Common Shares (as adjusted for the Reverse Stock Split, such amended and restated warrants being the "Amended New Dragasac Warrants") in order to adjust the exercise price of each from $2.4898 per Common Share to $2.07 per Common Share, which represents a 10% discount from the closing price of the Issuer's Common Shares on January 23, 2025. The foregoing summary of each of the Second Amended Dragasac Warrants and Amended New Dragasac Warrants does not purport to be complete and is qualified in its entirety by reference to the full text of each of the Second Amended Dragasac Warrants and Amended New Dragasac Warrants, each of which is attached hereto as an exhibit to this Amendment No. 5 and is incorporated by reference.

On January 24, 2025, Dragasac elected to exercise, on a cash basis, the Second Amended Dragasac Warrants and Amended New Dragasac Warrants in full, and thereby acquired an aggregate 1,188,255 Common Shares from the Issuer for an aggregate purchase price of $2,459,687.85.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 3 of this Amendment No. 5 is incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and supplemented as follows:

As of the date hereof, Dragasac may be deemed to beneficially own 6,335,630 Common Shares, or approximately 26.8% of the Common Shares outstanding.

As of the date hereof, RWI may be deemed to beneficially own 3,600,000 Common Shares, or approximately 13.2% of the Common Shares outstanding, which consists entirely of Common Shares that RWI has the right to acquire upon exercise of warrants.

As of the date hereof, Genting Berhad may be deemed to beneficially own 9,935,630 Common Shares, or approximately 36.4% of the Common Shares outstanding. This amount includes (i) 6,335,630 Common Shares held directly by Dragasac and (ii) 3,600,000 Common Shares that RWI has the right to acquire upon exercise of warrants.

As of the date hereof, Mr. Lim may be deemed to beneficially own 9,938,161 Common Shares, or approximately 36.4% of the Common Shares outstanding. This amount includes (i) 6,335,630 Common Shares held directly by Dragasac, (ii) 3,600,000 Common Shares that RWI has the right to acquire upon exercise of warrants, and (iii) 2,531 Common Shares held directly by Mr. Lim.

The percentages set forth herein are based on the sum of (i) 22,484,239 Common Shares outstanding as of December 2, 2024, based on information reported in the Issuer's quarterly report on Form 10-Q for the quarterly period ended September 30, 2024, filed with the Commission on December 6, 2024, (ii) 652,981 Common Shares issued to Dragasac upon exercise of the Second Amended Dragasac Warrants, and (iii) 535,274 Common Shares issued to Dragasac upon exercise of the Amended New Dragasac Warrants, plus, for RWI, Genting Berhad, and Mr. Lim, (iv) the 3,600,000 Common Shares issuable to RWI within sixty days upon exercise of warrants, with (iv) having been added to the Common Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and supplemented as follows:

Dragasac, Genting Berhad, and Mr. Lim may be deemed to share the power to vote or direct the vote and the power to dispose or direct the disposition of, the 6,335,630 Common Shares held directly by Dragasac. RWI, Genting Berhad, and Mr. Lim may be deemed to share the power to vote or direct the vote and the power to dispose or direct the disposition of, the 3,600,000 Common Shares that RWI has the right to acquire upon exercise of warrants. Mr. Lim may be deemed to have the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, the 2,531 Common Shares held directly by Mr. Lim.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 3 of this Amendment No. 5 is incorporated by reference herein.

Other than as disclosed herein, the Reporting Persons have not effected any transactions in the Common Shares since the filing of Amendment No. 4.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 3 of this Amendment No. 5 is incorporated by reference herein.

Except as otherwise set forth in the Schedule 13D, as amended by this Amendment No. 5, there are no contracts, arrangements, understandings, or relationships between the Reporting Persons named in Item 2 and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.20 Second Amended Dragasac Warrants, dated January 24, 2025.

Exhibit 99.21 Amended New Dragasac Warrants, dated January 24, 2025.

## Signatures
- Dragasac Ltd: /s/ Tan Kong Han, Tan Kong Han / Director (01/28/2025)
- Resorts World Inc Pte. Ltd.: /s/ Hiu Woon Yau, Hiu Woon Yau / Director (01/28/2025)
- Genting Berhad: /s/ Loh Bee Hong, Elaine, Loh Bee Hong, Elaine / Corporate Secretary (01/28/2025)
- Lim Kok Thay: /s/ Lim Kok Thay, Lim Kok Thay (01/28/2025)